

GREAT QUEST
METALS LTD.

82-3116





05009778

July 7, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 7, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

PROCESSED
JUL 19 2005
THOMSON
FINANCIAL

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

July 7, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Intersects 1.05 Metres of 808.85 Grams Per Tonne Gold

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the results of assays on samples from the ninth and tenth diamond drill holes, KN 11-05 and KN 12-05, on the Djambaye 2 gold zone within the Kenieba concession in western Mali, West Africa. Hole KN 11-05 was located 25 m northwest of KN 08-05 and drilled at -50° to the northwest over KN 08-05. KN 12-05 was spotted 72 m north of KN 11-05 and drilled at -50° to the west. Below are the sample results of KN 11-05 and KN 12-05:

Drill Hole	Interval (metres)	Width (metres)	Est. True Width (metres)	Gold (grams per tonne)
KN 11-05	35.70 – 44.25	8.55	5.68	100.76
Including	36.55 – 37.60	1.05	1.05 ±	808.85
KN 11-05	70.50 – 73.80	3.30	2.81	1.31
KN 12-05	30.00 – 31.30	1.30	1.13	3.42
KN 12-05	41.95 – 42.60	0.65	0.56	4.05
KN 12-05	56.65 – 62.75	6.10	5.28	2.10

This completes the first drill program on the Djambaye 2 gold zone. The Company drilled 10 diamond drill holes over a length of 400 m along the 2,342 m zone. All 10 holes intersected gold mineralization, and assays verified the presence of visible gold seen in the core of all 10 holes . The intersection of 808.85 g/t (23.46 oz/ton) over 1.05 m in quartz breccia confirms the fact that there are some very high grade occurrences of gold within the overall zone as has been indicated by the Company's initial sampling and information gathered from the orpailleurs or hand miners by Mamadou Keita (M.Sc. Geol.). The Djambaye 2 gold zone consists of four sets of quartz veins and some quartz breccia associated with 2 to 4 north-south rhyodacite and diorite dykes within Birimian metasediments. In zones similar in nature to the Djambaye 2, very high grade gold generally tends to occur in shoots or streaks.

The high grade zone of 808 g/t over 1.05 m presents an intriguing situation for Great Quest Metals. This will focus the Company's efforts in not only continuing to attempt to delineate a low grade, bulk tonnage, gold mineral resource but also a high grade, low tonnage resource.

The diamond drill is currently in the area but in use by another company. The Company hopes that it can drill a few more holes before the rainy season. The objective of the first completed program was to test the Djambaye 2 gold zone over a length of 400 m. During the next program, the Company plans to continue to test the extension of the main zone for further mineralization, but it also intends to target and define some of the high grade zones.

The drill core samples were submitted to Abilab Afrique d'l'Ouest SARL (Abilab) which is located in Bamako, Mali. Most of the samples were assayed by means of fire assay with atomic absorption finish. Where visible gold was seen, the assays were completed through pulp metallic sieve analysis which is a more thorough method that helps to reduce the problems associated with the nugget effect of coarse gold. Check assays are planned for the summer. Marvin Mitchell, P.Eng, the Qualified Person pursuant to NI 43-101 on the project, has approved of the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
President